Exhibit 21.1

Legal Name	Jurisdiction of Incorporation or Organization

GoHealth Holdings, LLC	Delaware

Blizzard Midco, LLC	Delaware

Norvax, LLC	Delaware

GoHealth, LLC	Delaware

Creatix, Inc.	Illinois

Connected Benefits, LLC	Delaware

GoHealth, s.r.o.	Slovakia